

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Jim Eliasberg
General Counsel
Golfsmith International Holdings, Inc.
11000 N IH 35
Austin, TX 78753

      Re: **Golfsmith International Holdings, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed June 4, 2012
              Response dated June 20, 2012
              File No. 000-52041

Dear Mr. Eliasberg:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Mara L. Ransom

                        Mara L. Ransom
                        Assistant Director

cc: Gregory Pryor
        White & Case LLP